

June 21, 2023

Jason DiBona
Chief Executive Officer
Molekule Group, Inc.
10455 Riverside Drive
Palm Beach Gardens, FL 33410

> **Re: Molekule Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 14, 2023**
> **File No. 333-272644**

Dear Jason DiBona:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Valerie Jacob